Highlights-12 Months Ended September 30

2000	1999
Operating Revenue	$24,304,000	22,968,000
Net Income	$471,500	437,900
Earnings Per Common Share	$1.02	0.95
Gas Deliveries( Mcf)	8,047,000	8,017,000
Degree Days	6,333	6,241
Total Customers	14,246	13,993
Capital Expenditures	$675,000	1,150,700
Property, Plant and Equipment	$26,427,800	25,608,300

Common Stock Data-Market Price(OTC)

Dividend
Quarter Ended	High	Low	Paid
December 31, 1998	$20	20	0.325
March 31, 1999	21 1/2	20	0.325
June 30, 1999	21 1/2	21 1/2	0.325
September 30, 1999	21 1/2	21 1/2	0.325
December 31, 1999	22 1/2	21 1/2	0.325
March 31, 2000	25	20	0.325
June 30, 2000	21	19 1/2	0.325
September 30, 2000	21	18	0.325